Exhibit 10.1

Magic Software Reports Record 2008 Results: Net Profit Quadruples On Increased Sales

Net Income From Continuing Operations Increased 309 Percent to $4.5 Million; 2008 Revenues Up 6 Percent to $62.0 Million

OR YEHUDA, Israel, Feb. 18, 2009 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq:MGIC), a leading provider of application platform and business and process integration solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2008.

Financial Results for the Year ended December 31, 2008

  *  Net income from continuing operations reached $4.5 million, compared to $1.1 million in 2007, an increase of 309%.
  *  Operating income amounted to $4.3 million, an increase of 231%
     compared to $1.3 million in 2007.
  *  Gross margin improved to 56.2% from 53.2% in 2007.
  *  Revenues from sales of licenses grew to $17.9 million, an increase of 19% compared to $15.0 million in 2007.
  *  Total revenues increased by 6% to $62.0 million, up from $58.4 million in 2007.
  *  Total cash and short-term investments as of December 31, 2008 were $32.6 million and shareholders' equity was $66.8 million.
  *  Operational cash flow for the year amounted to $5 million.
  *  On a non-GAAP basis, net income from continuing operations increased by 269% to $4.8 million from $1.3 million in 2007.

Financial Results for the Fourth Quarter of 2008

  *  Net income from continuing operations totaled $1.1 million compared to $0.3 million for the fourth quarter of 2007, an increase of 267%.
  *  Operating income amounted to $1.2 million, a six-fold increase compared to $0.2 million recorded in the same period of 2007.
  *  Total revenues were $15.1 million, a decrease of 4% compared to $15.7 million for the fourth quarter of 2007.
  *  Net income from continuing operations on a non-GAAP basis was
     $1.2 million compared to net income of $0.4 million recorded in the fourth quarter of 2007.
  *  Net income from discontinued operations for the fourth quarter of 2007 included a $9.3 million one-time capital gain from the sale of the Company's AAOD subsidiary and contributions from
     AAOD operations.

Comments of Management

Commenting on the results, Guy Bernstein, Chairman of Magic Software, said: "I am pleased to report that the Company continued to increase its sales and profits throughout 2008 despite the challenging economic climate. We are maintaining our competitive edge by providing our customers with cost-effective solutions and solid support. We are also maintaining tight control over costs and remain focused on the long-term growth of the Company."

"Our successful introduction of uniPaaS during 2008 and the increasing adoption of iBOLT by the industry place Magic Software in the forefront of the Application Platform industry and we are now considered to be one of the few global strategic providers in this field," stated Mr. Bernstein.

Key Trends

  *  Significant reduction of the Company's churn rate. This has been demonstrated by growth in the Company's license sales and by the renewal and strengthening of existing customers'
     interest and commitment.
  *  Industry recognition of the value of Magic Software's "Power of Choice."  Numerous partners and customers have expressed appreciation that Magic Software platforms enable them to
     deploy certain application modules as Client/Server and
     others as RIA (Rich Internet Applications).
  *  Significant adoption of Service Oriented Architecture. The migration to Service Oriented Architecture is driving the
     initiation of many new IT projects based on Magic Software products and increasing the scope of existing ones. In parallel, an increasing number of Service Oriented Architecture projects are using both uniPaaS and iBOLT.
  *  Growth in the use of iBOLT in the SAP ecosystem, in particular at the Enterprise level. This has been accompanied by
     increasing sales into the Salesforce.com space and the Oracle
     JD Edwards ecosystem.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

  - Amortization of purchased intangible assets;
  - In-process research and development capitalization and
    amortization and;
  - Equity-based compensation expense.

Magic Software's management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the Company's financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software's results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Conference Call Magic Software's management will also host a conference call today at 10:00 AM EST / 5:00 PM in Israel. To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

 From the U.S.: 1-888-723-3164
 From Canada: 1-866-958-6867
 From Israel: 1-800-227-297
 All others:  +972-3-9180609

Callers should reference the Magic Software Earnings Conference Call.

A replay of the call will be available from 1:00 p.m. EST on February 19, 2009 through 12:00 p.m. EST on February 26, 2009. To access the replay, please call:

 From the U.S.: 1-888-295-2634
 From Canada: 1-866-500-4964
 From Israel: 1-800-286-285
 All others:  +972-3-9255937

An archive of the online broadcast will be available on the investor relations part of Magic Software's website, from February 19, at: http://www.magicsoftware.com/2024-en/Magic.aspx

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a leading provider of multiple-mode application platform solutions -- including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes -- and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

The Magic Software Enterprises Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5524

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

                    MAGIC SOFTWARE ENTERPRISES LTD.
                Consolidated Statements of Operations
            U.S. dollars in thousands (except per share data)

                          Three months ended          Year ended
                             December 31,            December 31,
                         --------------------    --------------------
                           2008        2007        2008        2007
                         --------    --------    --------    --------
                             (Unaudited)             (Unaudited)
                         --------------------    --------------------

 Revenues                $ 15,071    $ 15,679    $ 61,980    $ 58,428
 Cost of Revenues           6,923       6,612      27,139      27,340
                         --------    --------    --------    --------
 Gross profit               8,148       9,067      34,841      31,088
                         --------    --------    --------    --------
 Research and
  development, net            653         837       2,350       2,716
 Selling, general
  and administrative
  expenses                  6,302       8,076      28,224      27,090
 Total operating
  expenses                  6,955       8,913      30,574      29,806
                         --------    --------    --------    --------
 Operating income           1,193         154       4,267       1,282
                         --------    --------    --------    --------
 Financial income
  (expenses), net             (34)        136         448         161
 Other income
  (expenses), net             (24)         95          --         170
                         --------    --------    --------    --------
 Income before taxes
  on income                 1,135         385       4,715       1,613
                         --------    --------    --------    --------
 Taxes on income               54          49         199         362
 Minority interest              3         (17)         --         (22)
 Equity in loss of
  affiliates                   --         (35)         (8)        (86)
                         --------    --------    --------    --------
 Net income before
  discontinued
  operation                 1,084         284       4,508       1,143
                         --------    --------    --------    --------
 Net income from
  discontinued
  operation                    --       9,733          --      11,465
                         --------    --------    --------    --------
 Net income              $  1,084    $ 10,017    $  4,508    $ 12,608
                         ========    ========    ========    ========

 Basic net earnings
  per ordinary share     $   0.03    $   0.32    $   0.14    $   0.40
                         ========    ========    ========    ========
 Diluted net earnings
  per ordinary share     $   0.03    $   0.31    $   0.14    $   0.39
                         ========    ========    ========    ========

 Weighted average
  number of ordinary
  shares used in
  computing net
  earnings per share
   Basic                   31,894      31,520      31,769      31,443
                         ========    ========    ========    ========
   Diluted                 32,010      31,993      32,032      32,023
                         ========    ========    ========    ========

                    MAGIC SOFTWARE ENTERPRISES LTD.
        RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF
                 OPERATIONS FOR COMPARATIVE PURPOSES
           U.S. dollars in thousands (except per share data)

                             Three months ended        Year ended
                                December 31,          December 31,
                             ------------------    ------------------
                              2008       2007       2008       2007
                             -------    -------    -------    -------
                                (Unaudited)            (Unaudited)
                             ------------------    ------------------

 GAAP operating income         1,193        154      4,267      1,282
 Amortization of intangibles     783        583      2,600      2,761
 Capitalization of software
  development                   (546)      (717)    (2,577)    (3,027)
 Stock-based compensation       (168)       248        244        434
                             -------    -------    -------    -------
 Total adjustments to GAAP        69        114        267        168
                             -------    -------    -------    -------
 Non-GAAP operating income     1,262        268      4,534      1,450
                             =======    =======    =======    =======

 GAAP net income before
  discontinued operation       1,084        284      4,508      1,143
 Total adjustments to GAAP
  as above before
  discontinued operation          69        114        267        168
                             -------    -------    -------    -------
 Non-GAAP net income before
  discontinued operation       1,153        398      4,775      1,311
                             =======    =======    =======    =======

 GAAP net income               1,084     10,017      4,508     12,608
 Total adjustments to GAAP
  as above                        69        114        267        168
                             -------    -------    -------    -------
 Non-GAAP net income           1,153     10,131      4,775     12,776
                             =======    =======    =======    =======

 Non-GAAP earnings per
  ordinary share (basic)     $  0.04    $  0.32    $  0.15    $  0.41
                             =======    =======    =======    =======
 Weighted average number of
  ordinary shares used in
  computing basic net
  earnings per ordinary
  share                       31,894     31,520     31,769     31,443
                             =======    =======    =======    =======

 Non-GAAP diluted earnings
  per ordinary share         $  0.04    $  0.32    $  0.15    $  0.40
                             =======    =======    =======    =======
 Weighted average number of
  ordinary shares used in
  computing diluted net
  earnings per ordinary
  share                       32,010     31,993     32,032     32,023
                             =======    =======    =======    =======

                    MAGIC SOFTWARE ENTERPRISES LTD.
                      Consolidated Balance Sheets
                       U.S. dollars in thousands

                                            December 31,  December 31,
                                            -----------   -----------
                                               2008          2007
                                            -----------   -----------
                                            (Unaudited)   (Unaudited)
                                            -----------   -----------

 ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents                    $27,309       $12,178
   Short-term bank deposits                       1,810            89
   Marketable securities                          3,469         4,179
   Trade accounts receivable, net                13,140        12,941
   Other accounts receivables and prepaid
    expenses                                      1,933         2,010
   Receivables from a sale of subsidiary             --        16,000
   Current assets of discontinued operations         31            41
                                            -----------   -----------
 Total Current Assets                            47,692        47,438
                                            -----------   -----------

 LONG-TERM INVESTMENTS:
   Severance pay fund                             1,753         1,925
   Long-term lease deposits                         290           383
   Investment in an affiliated company               --           127
   Property and equipment, net                    5,436         5,758
   Goodwill                                      16,829        15,986
   Other intangible assets, net                  10,656        10,681
                                            -----------   -----------
 Total Non-Current Assets                        34,964        34,860
                                            -----------   -----------
 TOTAL ASSETS                                   $82,656       $82,298
                                            ===========   ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term credit and current maturities
    of long term loans                          $   147       $ 3,621
   Trade payables                                 2,988         2,999
   Deferred revenues                              1,643         2,314
   Accrued expenses and other accounts
    payable                                       8,779         9,169
   Current liabilities of discontinued
    operations                                      372           503
                                            -----------   -----------
 Total Current Liabilities                       13,929        18,606
                                            -----------   -----------

 NON-CURRENT LIABILITIES:
   Long-term loans                                   33           132
   Accrued severance pay                          1,939         2,316
                                            -----------   -----------
 Total Non-Current Liabilities                    1,972         2,448
                                            -----------   -----------

 SHAREHOLDERS' EQUITY                            66,755        61,244
                                            -----------   -----------

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $82,656       $82,298
                                            ===========   ===========

CONTACT:  Magic Software Enterprises Ltd.
          Hadas Gazit-Kaiser, CFO
          +972 (0)3 538 9284
          hadasg@magicsoftware.com